UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

———————

SMTP, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784589 202

(CUSIP Number)

———————

Richard Carlson

President and CEO

RCTW, LLC

8810 SW 115th Avenue

Gainesville, Florida 32608

Telephone: 888-428-9605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

———————

Copy to:

David A Wormser, Esq.

Pepper Hamilton LLP

Hamilton Square

600 Fourteenth Street, N.W.

Washington, DC 20005

(202) 220-1447

———————

May 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 784589 202	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS RCTW, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 545,455
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 545,455
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784589 202	13D	Page 3 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of SMTP, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10 Tara Blvd, Suite 430, Nashua, NH 03062.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is RCTW, LLC f/k/a SharpSpring, LLC (the “Reporting Person”).

(b) The business address and the telephone number for the Reporting Person and each person listed on Schedule A hereto is 8810 SW 115th Avenue, Gainesville, Florida 32608, 888-428-9605.

(c) The Reporting Person is a holding company.

(d) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.  Schedule A hereto, which is incorporated herein by reference, sets forth the citizenship of the Reporting Person’s managers and executive officers.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 12, 2014, the Issuer and the Reporting Person entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), pursuant to which the Issuer purchased and assumed from the Reporting Person substantially all the assets and certain specified liabilities of the Reporting Person.  Pursuant to the Asset Purchase Agreement, the Issuer was to pay the Reporting Person an earn-out payment consisting of (a) $6,000,000 in cash (the “Cash Earn-Out”) and (b) up to $4,000,000 in Issuer Common Stock, each amount subject to adjustment, and subject to the terms and conditions described in the Asset Purchase Agreement.

On May 18, 2015, pursuant to a Subscription Agreement (the “Subscription Agreement”), the Reporting Person and the Issuer agreed to a pre-payment of $5,000,000 of the Cash Earn-Out (the “Earn-Out Due”), and the Issuer further agreed to issue to the Reporting Person 545,455 shares of Issuer Common Stock at a price of $5.50 per share, for an aggregate value of $3,000,000, in satisfaction of an equal amount of the Earn-Out Due payable by the Issuer to the Reporting Person under the Subscription Agreement.  In addition, the Issuer and the Reporting Person agreed that the remaining earn-out components are deemed earned in full and without adjustment and, except as provided in the Subscription Agreement, will be paid to the Reporting Person by April 15, 2016.

Pursuant to the Subscription Agreement, as of the date of this statement, the Reporting Person has received 545,455 shares of Issuer Common Stock (the “Subject Shares”). These Subject Shares were issued to the Reporting Person on May 21, 2015. In consideration of such issuance, the Reporting Person agreed that it would not sell, offer, pledge, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, lend or otherwise transfer or encumber, directly or indirectly, the Subject Shares or any other securities of the Issuer, nor will it enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares or other securities of the Issuer through April 10, 2016.

The descriptions of the Asset Purchase Agreement and the Subscription Agreement contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Asset Purchase Agreement and the Subscription Agreement, copies of which are attached hereto as Exhibit 1 and 2, respectively, and are incorporated herein by reference.

CUSIP No. 784589 202	13D	Page 4 of 6 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

The description in Item 3 is incorporated herein by reference to answer this Item 4.

At the date of this statement, the Reporting Person, except as set forth in this statement, does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties, subject to the terms and conditions of the Subscription Agreement;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Subscription Agreement and the transactions contemplated thereby, the Reporting Person is the beneficial owner of 545,455 shares of newly issued Issuer Common Stock, which constitutes approximately 8.6% of the issued and outstanding shares of Issuer Common Stock. This ownership percentage is based upon 6,372,010 issued and outstanding shares of Issuer Common Stock on May 21, 2015, comprised of the 545,455 shares of newly issued Issuer Common Stock issued pursuant to the Subscription Agreement and the 5,835,116 shares of Issuer Common Stock outstanding after completion of the May 21, 2015 offering described in the Issuer’s Prospectus Supplement to the Prospectus Dated January 9, 2015, filed on May 19, 2015.

(b) As a result of the Subscription Agreement and the transactions contemplated thereby, the Reporting Person may be deemed to have sole power to vote and dispose of 545,455 shares of the Issuer Common Stock held by the Reporting Person subject to the terms and conditions of the Subscription Agreement.

(c) Other than the Subscription Agreement and the transactions contemplated thereby, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A hereto, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Other than the Reporting Person, to the Reporting Person’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

CUSIP No. 784589 202	13D	Page 5 of 6 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, or to the Reporting Person’s knowledge, the other persons referred to in Item 2 or between the Reporting Person, or to the Reporting Person’s knowledge, the other persons referred to in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1

Asset Purchase Agreement between SharpSpring, LLC and SMTP, Inc., dated as of August 12, 2014 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8–K filed on August 15, 2014)

2	Subscription Agreement between RCTW, LLC and SMTP, Inc., dated as of May 18, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8–K filed on May 21, 2015)

CUSIP No. 784589 202	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCTW, LLC

By:	/s/ Richard Carlson
Name: Richard Carlson
Title: President and CEO

Dated: May 27, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1

Asset Purchase Agreement between SharpSpring, LLC and SMTP, Inc., dated as of August 12, 2014 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8–K filed on August 15, 2014)

2	Subscription Agreement between RCTW, LLC and SMTP, Inc., dated as of May 18, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8–K filed on May 21, 2015)

SCHEDULE A

The following table sets forth the name and present principal occupation or employment of each manager and executive officer of the Reporting Person. Richard Carlson and Travis Whitton are each principally employed as officers of SharpSpring, Inc., a subsidiary of the Issuer, with the address set forth in Item 1 above.

Board of Managers

Name	Present Principal Occupation or Employment	Citizenship
Richard Carlson	President and CEO	United States
Travis Whitton	Secretary	United States
Steven Huey	Chairman and Non-Executive Manager	United States
Luke Walling	Non-Executive Manager	United States
Richard Kohn	Non-Executive Manager	United States

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Richard Carlson	President and CEO	United States
Travis Whitton	Secretary	United States